UNITED STATES               Page 1 of 5 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                                INTELLICALL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    45815C103
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                                 (CUSIP Number)

     William O. Hunt, 2155 Chenault, Suite 410, Carrollton, Texas 75006-5023
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 28, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  Schedule 13D

CUSIP NO. 45815C103                                          Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           William O. Hunt
                           453 - 48 - 8532

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [    ]
         (b)      [    ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:           PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:          United States Citizen


  NUMBER OF           7.        SOLE VOTING POWER
   SHARES                           769,060
 BENEFICIALLY
OWNED BY EACH         8.        SHARED VOTING POWER
  REPORTING                          117,215
 PERSON WITH
                      9.        SOLE DISPOSITIVE POWER
                                     769,060

                     10.        SHARED DISPOSITIVE POWER
                                     117,215

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:           886,275

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       9.52%

14.      TYPE OF REPORTING PERSON:             IN



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CUSIP NO.  45815C103                                          Page 3 of 5 Pages

                                  Schedule 13D
                                 Amendment No. 4
                                Intellicall, Inc.

Item 1.  Security and Issuer

         No Amendment.

Item 2.  Identity and Background

         No Amendment.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3. is hereby amended in its entirety as follows:

         On April 30, 1991 Mr. Hunt purchased 2,000 shares of Common Stock for an aggregate purchase price of $13,250 through his IRA account utilizing its funds.

         In December 1992 Mr. Hunt personally acquired 22,335 shares of Common Stock for an aggregate purchase price of $120,741. All of the purchase price funds were personal funds. The shares which Mr. Hunt acquired in his own name were transferred in August 1993 to a family partnership (the "Partnership") over which Mr. Hunt exercises control.

         Also in December 1992 Mr. Hunt purchased 25,665 shares of Common Stock for an aggregate purchase price of $143,250 through his IRA account utilizing its funds.

         On October 26, 1993 the Partnership and Mr. Hunt through his IRA account purchased 43,750 shares and 6,250 shares, respectively, of Common Stock for $13.00 per share or an aggregate of $568,750 and $81,250, respectively. Funds utilized were those of the Partnership and IRA account respectively.

         On August 1, 1994 Mr. Hunt, through his IRA account, purchased 10,000 shares of Common Stock for $4.50 per share or an aggregate of $45,000. On August 8, 1994 Mr. Hunt, through his IRA account, purchased 10,000 shares of Common Stock for $5.25 per share or an aggregate of $52,500. On August 17, 1994 Mr. Hunt, through his IRA account, purchased 2,000 shares of Common Stock for $5.00 per share and 7,100 shares of Common Stock for $5.125 per share for an aggregate of $46,387.50. Additionally, on August 17, 1994 the Partnership purchased 900 shares of Common Stock for $5.125 per share or an aggregate of $4,612.50. Funds utilized were those of the Partnership and IRA account respectively.

         On August 1, 1995 Mr. Hunt, through his IRA account, purchased 10,000 shares of Common Stock for $4.75 per share or an aggregate of $47,500. On December 7, 1995 the


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CUSIP NO.  45815C103                                          Page 4 of 5 Pages

Partnership purchased 10,000 shares of Common Stock for $3.75 per share or an aggregate of $37,500. Funds utilized were those of the Partnership and IRA account respectively.

         On October 28, 1996 Mr. Hunt, (i) through his IRA account, purchased 10,845 shares of Common Stock for $4.625 per share or an aggregate of $50,595,
(ii) through the Partnership, purchased 40,230 shares of Common Stock for $4.625 per share or an aggregate of $187,696, and (ii) through his Retirement Trust account, purchased 15,200 shares of Common Stock for $4.625 per share or an aggregate of $70,911.

         In connection with the employment of Mr. Hunt as Chairman, President and Chief Executive Officer of the Company, Mr. Hunt was granted options to purchase 670,000 shares of the Company's Common Stock which options vested over a period of time expiring December 31, 1995.


Item 4.  Purpose of Transaction

         No Amendment.

Item 5.  Interest in Securities of the Issuer

         Item 5. is amended in its entirety as follows:

         The Company has outstanding an aggregate of 8,641,920 shares of Common Stock. Including the 670,000 shares subject to options which Mr. Hunt beneficially owns as of October 28, 1996, Mr. Hunt beneficially owns 9.52% of the Common Stock of the Company. Mr. Hunt has sole power to vote and dispose of 769,060 shares of Common Stock and shared power to vote and dispose of 117,215 shares of Common Stock.

         For a description of the transactions effected by Mr. Hunt during the past sixty days, see response to Item 3., above.

         No other person is known to Mr. Hunt to have the right to receive or the power to direct the receipt of dividends relating to Mr. Hunt's Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No Amendment.




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CUSIP NO.  45815C103                                          Page 5 of 5 Pages
Item 7.  Material to Be Filed as Exhibits

         No Amendment.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






November 7, 1996                         /s/ William O. Hunt
----------------                         -------------------
Date Signed                              William O. Hunt